[redacted]

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
101

SECURI 08027523 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29751

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investor Service Center, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas O'Malley (212) 363-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas O'Malley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investor Service Center, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Chief Financial Officer

Title

Notary Public

IRENE K. KAWCZYNSKI
Notary Public, State of New York
No. 01KA4899282
Qualified in Kings County
Commission Expires June 29, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Board of Directors of
Investor Service Center, Inc.

We have audited the accompanying statement of financial condition of Investor Service Center, Inc. (a wholly-owned subsidiary of Winmill & Co. Incorporated) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investor Service Center, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 15, 2008

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
101

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$ 531,912
Investments	9,394,364
Receivables from Funds:	
Distribution fees	66,359
Record keeping	22,212
Prepaid expenses and other assets	27,737
Total assets	$10,042,584

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to affiliates	$ 2,600
Accounts payable and accrued expenses	118,558
Deferred taxes	1,449,504
Total liabilities	1,570,662
Stockholder's Equity	
Common stock, $.01 par value	
1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	6,060,379
Retained earnings	2,411,542
Total stockholder's equity	8,471,922
Total liabilities and stockholder's equity	$10,042,584

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Investor Service Center, Inc. (***"ISC"*** or the ***"Company"***) is a wholly-owned subsidiary of Winmill & Co. Incorporated ***("Winco")***. ISC provides distribution services to the Midas Funds (the ***"Funds"***), a family of open end mutual funds managed by Midas Management Corporation ***("MMC")***, a subsidiary of Winco. The Company is registered under the Securities Exchange Act of 1934 (the ***"Exchange Act"***) as a broker/dealer.

ACCOUNTING ESTIMATES

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

INVESTMENTS

Investments are stated at market value. Unrealized gains and losses on marketable securities are recognized in the statement of income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided by the straight-line method over an estimated useful life of 3 - 10 years.

DISTRIBUTION SERVICES

Costs in connection with the sale of the Funds' shares are charged to operations as incurred. Pursuant to separate Plans adopted under Rule 12b-1 of the Investment Company Act of 1940, as amended, and Distribution Agreements with the Funds, the Company may receive as compensation distribution and service fees ranging in an amount of one-quarter of one percent to one percent per annum of the Funds' average daily net assets. The service fee portion is intended to cover personal services provided to shareholders of the Funds and the maintenance of shareholder accounts. The distribution fee portion is to cover all other activities and expenses primarily intended to result in the sale of the Funds' shares.

INCOME TAXES

The Company files consolidated federal, state and local income tax returns with Winco and certain other wholly-owned subsidiaries of Winco. It is the policy of Winco to allocate the applicable federal and state taxes (benefits) to each subsidiary on a separate return basis.

The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, ***"Accounting For Income Taxes."*** This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Management has analyzed the Company's tax positions taken on federal, state and local income tax returns for all open tax years (2004-2007) and has concluded that no additional adjustments are required in the Company's financial statements.

CASH AND CASH EQUIVALENTS

Investments in money market funds and short-term investments and other marketable securities maturing in 90 days or less are considered to be cash equivalents. At December 31, 2007, the Company held $501,916 in an affiliated money market fund.

(2) INVESTMENTS

At December 31, 2007 investments consisted of the following:

	Cost	Market Value
Common stock of publicly traded affiliates:		
Bexil Corporation	$1,988,723	$6,701,585
Tuxis Corporation	2,431,212	802,556
Foxby Corp.	1,469,791	1,890,223
	$5,889,726	$9,394,364

Certain officers and directors of the Company also serve as officers and or directors of Bexil Corporation, Tuxis Corporation, and Foxby Corp. The investments in Bexil Corporation, Tuxis Corporation, and Foxby Corp. represent approximately 25%, 24%, and 24% of the outstanding shares of each company, respectively.

(3) NET CAPITAL AND REGULATORY REQUIREMENTS

The Company is a registered broker-dealer subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Exchange Act. The Company must maintain net capital, as defined, of not less than $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2007, the Company had net capital, as defined, of $688,610, which exceeded its net capital requirement of $8,077 by $680,533. The ratio of aggregate indebtedness to net capital was approximately .18 to 1.

(4) INCOME TAXES

Deferred tax liabilities are comprised of the following at December 31, 2007:

Unrealized gains on investments	$1,449,504

(5) RELATED PARTIES

MMC acts as "master payer" of compensation and benefits for the Company, Winco, and their affiliates. At December 31, 2007, the Company had a reimbursement payable to MMC of $2,529 for compensation and benefits.

Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions incurred by the Company, Winco and their affiliates are allocated among the Company, Winco, and their affiliates. At December 31, 2007, the Company had a reimbursement payable to Winco and its affiliates of $71.

At December 31, 2007, the Company had receivables from the Funds for distribution and services fees of $66,359 and for recordkeeping and maintenance of shareholder accounts of $22,212.

TAIT, WELLER & BAKER LLP
Certified Public Accountants
Philadelphia, New Jersey, New York
www.taitweller.com

END